U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, WI 53202

February 9, 2022

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

RE:    Withdrawal of Registration Statement on Form N-14 No. 333-262327

To Whom It May Concern:

In accordance with Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”), Trust for Professional Managers (the “Trust”) hereby respectfully requests the U.S. Securities and Exchange Commission (the “Commission”) to consent to the withdrawal of its Registration Statement on Form N-14 (File No. 333-262327), as filed with the Commission via EDGAR Accession Number 0000894189-22-000389 on January 25, 2022 (the “Registration Statement”).

The Registration Statement was filed in connection with a reorganization in which the Convergence Long/Short Equity ETF (the “Acquiring Fund”), a new series of the Trust, will acquire all of the assets of the Convergence Long/Short Equity Fund (the “Target Fund”), an existing series of the Trust, in exchange for shares of the Target Fund and the assumption by the Target Fund of the liabilities of the Acquiring Fund.

Acquiring Fund	Target Fund
Convergence Long/Short Equity ETF	Convergence Long/Short Equity Fund

This request to withdraw the Registration Statement is being made after after consultation with the Commission Staff regarding the fact that Pre-Effective Amendment No. 1 to the Trust’s Registration Statement on Form N-14 was incorrectly filed as an initial Form N-14 under File No. 333-262327. The Trust subsequently filed Pre-Effective No. 1 to its Registration Statement on Form N-14 under correct File No. 333-261006 on January 25, 2022 (EDGAR Accession Number 0000894189-22-00424).

The Registrant confirms that no securities have been sold in connection with the offering and no prospectus contained in the Registration Statement has been distributed. It is our opinion that the withdrawal of this Registration Statement would be consistent with the public interest and the protection of investors.

We appreciate your prompt attention to this matter. Should you have any questions, please do not hesitate to contact Jay S. Fitton at (513) 520-5925.

Very truly yours,

/s/ Jay S. Fitton

Jay S. Fitton
For U.S. Bank Global Fund Services